UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 14, 2024

DRIL-QUIP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-13439	74-2162088
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2050 West Sam Houston Parkway S., Suite 1100 Houston, Texas	77042
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 939-7711

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value per share	DRQ	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Dril-Quip, Inc. (“Dril-Quip”) and Innovex Downhole Solutions, Inc. (“Innovex”) provided supplemental information regarding the proposed business combination between Dril-Quip and Innovex in a joint investor presentation published to their respective websites. A copy of the joint investor presentation is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The information furnished pursuant to Item 7.01, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, shall not otherwise be subject to the liabilities of that section and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference. The furnishing of these slides is not intended to constitute a representation that such information is required by Regulation FD or that the materials they contain include material information that is not otherwise publicly available.

Item 8.01	Other Events.

To the extent required, the information included in Item 7.01 of this Current Report on Form 8-K is incorporated by reference into this Item 8.01.

Important Information for Stockholders

In connection with the proposed merger of Dril-Quip and Innovex, Dril-Quip has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The information in the Registration Statement is not complete and may be changed. Dril-Quip may file other relevant documents with the SEC regarding the proposed merger. This document is not a substitute for the Proxy Statement/Prospectus or Registration Statement or any other document that Dril-Quip may file with the SEC. After the Registration Statement is declared effective, the Proxy Statement/Prospectus will be mailed to the stockholders of Dril-Quip in connection with Dril-Quip’s solicitation of proxies for the vote of Dril-Quip stockholders in connection with the proposed merger and other matters as described in such Proxy Statement/Prospectus, and will serve as the prospectus relating to the offer of the securities to be issued to certain of Innovex’s securityholders in connection with the completion of the proposed merger. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED BY DRIL-QUIP WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such stockholders can obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents containing important information about Dril-Quip, Innovex and the proposed merger, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Dril-Quip’s website, www.dril-quip.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Dril-Quip and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed merger. Information about Dril-Quip’s directors and executive officers including a description of their interests in Dril-Quip is included in Dril-Quip’s most recent Annual Report on Form 10-K (the “Annual Report”), including any information incorporated therein by reference, as filed with the SEC. To the extent that holdings of Dril-Quip’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding these persons and their interests in the proposed merger is included in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC relating to the proposed merger. These documents can be obtained free of charge from the sources indicated above. Innovex and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Dril-Quip stockholders in connection with the proposed merger. A list of the names of such directors and executive officers and information regarding their interests in the proposed merger is or will be included in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC relating to the proposed merger.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

99.1	Investor Presentation, dated May 14, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DRIL-QUIP, INC.

By:	/s/ James C. Webster
James C. Webster
Vice President, General Counsel and Secretary

Date: May 14, 2024

Exhibit 99.1 May 2024 CITI 2024 ENERGY AND CLIMATE TECHNOLOGY CONFERENCE Strictly Private and Confidential

Disclaimer Important Information and Disclaimers This disclaimer applies to this document and the verbal or written comments of any person presenting it. This document, taken together with any such verbal or written comments, is referred to herein as the “Presentation.” Historical financial results presented in this Presentation as averages or in last twelve months or annualized forms are not necessarily indicative of results that may be expected for any future period. Cautionary Statement Regarding Forward-Looking Statements This Presentation contains forward-looking statements about Dril-Quip, Inc. (“Dril-Quip” or “DRQ”) and Innovex Downhole Solutions, Inc. (“Innovex,” “INVX,” “we” or “us”) and their industry that involve substantial risks and uncertainties. Forward-looking statements are not statements of historical fact but instead are based on Dril-Quip’s and Innovex’s present beliefs and assumptions and on information currently available to them. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this Presentation are based upon Dril-Quip’s and Innovex’s historical performance and on Dril-Quip’s and Innovex’s current plans, estimates and expectations in light of information currently available to them. The inclusion of this forward-looking information should not be regarded as a representation by Dril- Quip or Innovex that the future plans, estimates or expectations contemplated by them will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions about future events that may or may not be correct or necessarily take place and that are by their nature subject to significant uncertainties and other factors, many of which are beyond Dril-Quip’s and Innovex’s control. These factors and risks include, but are not limited to: the impact of actions taken by the Organization of Petroleum Exporting Countries (OPEC) and non-OPEC nations to adjust their production levels, risks related to the proposed transaction, including, the prompt and effective integration of Dril-Quip’s and Innovex’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Dril-Quip’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction related issues, the impact of general economic conditions, including inflation, on economic activity and on Dril-Quip’s and Innovex’s operations, the general volatility of oil and natural gas prices and cyclicality of the oil and gas industry, declines in investor and lender sentiment with respect to, and new capital investments in, the oil and gas industry, project terminations, suspensions or scope adjustments to contracts, uncertainties regarding the effects of new governmental regulations, Dril-Quip’s and Innovex’s international operations, operating risks, the impact of our customers and the global energy sector shifting some of their asset allocation from fossil-fuel production to renewable energy resources, and other factors detailed in Dril-Quip’s public filings with the Securities and Exchange Commission (the “SEC”). Investors are cautioned that any such statements are not guarantees of future performance and actual outcomes may vary materially from those indicated. The occurrence of any such factors, events or circumstances would significantly alter the results set forth in these statements. The forward-looking statements made in this Presentation relate only to events as of the date of this Presentation. Neither Dril-Quip nor Innovex undertake any obligation to publicly or otherwise update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if Dril- Quip’s and Innovex’s underlying assumptions prove to be incorrect, actual results may vary materially from what we may have expressed or implied by these forward-looking statements. Dril-Quip and Innovex caution that you should not place undue reliance on any of our forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for Dril-Quip and Innovex to predict those events or how they may affect them. Past performance is not a reliable indicator of future results. Important Information for Stockholders In connection with the proposed merger, Dril-Quip has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The information in the Registration Statement is not complete and may be changed. Dril-Quip may file other relevant documents with the SEC regarding the proposed merger. This document is not a substitute for the Proxy Statement/Prospectus or Registration Statement or any other document that Dril-Quip may file with the SEC. After the Registration Statement is declared effective, the Proxy Statement/Prospectus will be mailed to the stockholders of Dril-Quip in connection with Dril-Quip’s solicitation of proxies for the vote of Dril-Quip stockholders in connection with the proposed merger and other matters as described in such Proxy Statement/Prospectus, and will serve as the prospectus relating to the offer of the securities to be issued to certain of Innovex’s securityholders in connection with the completion of the proposed merger. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED BY DRIL-QUIP WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such stockholders can obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents containing important information about Dril-Quip, Innovex and the proposed merger, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Dril-Quip’s website, www.dril-quip.com. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation Dril-Quip and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed merger. Information about Dril-Quip’s directors and executive officers including a description of their interests in Dril-Quip is included in Dril-Quip’s most recent Annual Report on Form 10-K (the “Annual Report”), including any information incorporated therein by reference, as filed with the SEC. To the extent that holdings of Dril-Quip’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding these persons and their interests in the proposed merger is included in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC relating to the proposed merger. These documents can be obtained free of charge from the sources indicated above. Innovex and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Dril-Quip stockholders in connection with the Proposed Merger. A list of the names of such directors and executive officers and information regarding their interests in the proposed merger is or will be included in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC relating to the proposed merger. Industry Information We obtained the industry, market and competitive position data used throughout this Presentation from our own internal estimates and research, as well as from independent industry publications, government publications and other published independent sources. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience and are based on assumptions made by us based on such data and our knowledge of the industry and market, which we believe to be reasonable. In addition, while we believe the industry, market and competitive position data included in this Presentation is reliable and based on reasonable assumptions, we have not independently verified the accuracy or completeness of any third-party information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in these publications. Forecasts and other forward-looking statements obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Presentation. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information contained herein and no reliance should be placed on it. None of Innovex, the underwriters or any of their respective affiliates, advisers, connected persons or any other person accept any liability for any loss howsoever arising (in negligence or otherwise), directly or indirectly, from this Presentation or its contents or otherwise arising in connection with this Presentation. This shall not, however, restrict or exclude or limit any duty or liability to a person under any applicable law or regulation of any jurisdiction that may not lawfully be disclaimed. The information contained in this Presentation is provided as at the date of this Presentation and is subject to change without notice. Financial Information: Non-GAAP Financial Measures The financial information for Innovex for the years ended December 31, 2020, 2019 and 2018 has not been audited in accordance with the standards of the Public Company Oversight Board ( PCAOB ). This Presentation contains both financial measures prepared and presented in accordance with GAAP and non-GAAP financial measures, which are measurements of financial performance that are not prepared and presented in accordance with GAAP. Accordingly, these measures should not be considered as a substitute for data prepared and presented in accordance with GAAP. These non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, and Return on Capital Employed ( ROCE ), are or have been used by Innovex’s management when evaluating results of operations and as otherwise described below. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Innovex’s management believes these non-GAAP financial measures provide users of our financial statements with additional and useful comparisons of current results of operations with past and future periods. Although we use or have used these non-GAAP financial measures to assess the performance of our business and for the other purposes, the use of these non-GAAP financial measures as an analytical tool has limitations, and you should not consider them in isolation, or as a substitute for analysis of our results of operations as reported in accordance with GAAP. In addition, because not all companies use identical calculations, the non-GAAP financial measures included in this Presentation may not be comparable to similarly titled measures disclosed by other companies, including our peers or other companies in our industry. Please see “Appendix: Supplemental Materials” within the Presentation for reconciliations of the non-GAAP financial measures included in the Presentation to our most directly comparable financial measures calculated and presented in accordance with GAAP. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of Innovex, Dril-Quip and other companies, which are the property of their respective owners. 2

Combination Creates Unique Energy Industrial Platform Our VISION is to create the global leader in well-centric products and technologies through organic, customer-linked innovations and disciplined acquisitions to drive absolute returns for our investors Curated Portfolio of Complementary, Mission Critical Products 1 2 Diversified Presence Across the Most Attractive Global Markets No Barriers Culture Will Unleash Teams and Drive Innovation 3 Capital Light, High Return (ROCE) Model 4 Net Cash Position + Strong Free Cash Flow => Support Long-term Growth 5 Note: Return on Capital Employed is a non-GAAP measure defined as operating profit after tax divided by average capital employed (the combined values of debt, shareholders’ equity and noncontrolling interests). 3

Innovex’s No Barriers Culture No Barriers between our customers and our employees No Barriers to our ongoing success Big Impact, Customer Small Ticket Centric Products Disciplined Flat, Lean and Acquisitions Unbureaucratic & Divestitures Organization Empowered Rapid Response Employees to Market Needs Relentless Innovation 4

Combination Delivers A Resilient Portfolio of Products With Diverse Geographic End Markets

2023 Combined Revenue[1] ($mm)


$1,034
$478
$556
INNOVEX
DRIL-QUIP

2023 Combined Adjusted EBITDA[1] ($mm)


$221
$30
$59
$132
INNOVEX
DRIL-QUIP
Synergies

2023 Combined Revenue by End Market


Global and Diverse
44%
56%
International / Offshore
North American Onshore[3]

2023 Combined Revenue by Offering


Primarily Single Use
16%
10%
74%
Single Use Product Sales
Proprietary Rental Tools
Product Connected Services

Maintains Strong Balance Sheet: Pro Forma Net Cash as of December 31, 2023 of $99 million[2]

[1] Pro forma 2023 Adj. EBITDA includes $30 million of run rate pre-tax synergies. Adj. EBITDA is a non-GAAP measure which Innovex defines as net income before interest, income tax, depreciation and amortization, and other expense, net, further adjusted to exclude certain items which we believe are not reflective of ongoing performance or which are non-cash. Dril-Quip 2023 Revenue and Adj. EBITDA are pro forma for full year impact of Great North. Adj. EBITDA is a non-GAAP measure that Dril-Quip defines as net income excluding income taxes, interest income and expense, depreciation and amortization expense, stock-based compensation, non-cash gains or losses from foreign currency exchange rate changes as well as other significant non-cash items and items that can be considered non-recurring. See appendix for reconciliation to nearest GAAP measures. [2] Includes anticipated distributions and excludes transaction expenses. [3] Includes U.S. and Canada.

5

DRIL-QUIP / INNOVEX

Vision + Culture Will Enable Market Leading Results

Combined scale and shared best practices to drive step change in corporate ROCE

Leading Top Line Growth (2018 – 2023 Revenue Per Share CAGR)



7%
6%
7%
4%
(0)%
(0)%
INNOVEX
DRIL-QUIP
S&P 500
Industrials
Energy Equipment
Big Three

Consistently High Margins (2018 – 2023 Average Adj. EBITDA Margin)[1]



20%
9%
28%
21%
18%
17%
INNOVEX
DRIL-QUIP
S&P 500
Industrials
Big Three
Energy Equipment

Negligible Capex (2018 – 2023 Average Investment in PP&E as % of Revenue)



3%
5%
5%
5%
6%
8%
INNOVEX
DRIL-QUIP
Industrials
Energy Equipment
Big Three
S&P 500

Strong Returns (2018 – 2023 Average Annual ROCE)[2]



17%
(4)%
16%
14%
(2)%
(4)%
INNOVEX
DRIL-QUIP
Industrials
S&P 500
Big Three
Energy Equipment

Source: FactSet and Public Disclosure. | Note: S&P 500 represents the median metric for current constituents. Industrials represents the median metric for S&P 500 Industrial constituents. Energy Equipment includes NOV, ChampionX, Cactus Wellhead and Expro. Big 3 includes Baker Hughes, Halliburton and SLB. Innovex's financials in 2018, 2019 and 2020 were subject to non-PCAOB audits. | [1] Adj. EBITDA and Adj. EBITDA Margin are non-GAAP measures. Innovex defines Adj. EBITDA as net income before interest, income tax, depreciation and amortization, and other expense, net, further adjusted to exclude certain items which we believe are not reflective of ongoing performance or which are non-cash. Dril-Quip defines Adj. EBITDA as net income excluding income taxes, interest income and expense, depreciation and amortization expense, stock-based compensation, non-cash gains or losses from foreign currency exchange rate changes as well as other significant non-cash items and items that can be considered non-recurring. [2] ROCE is a non-GAAP measure defined as operating profit after tax divided by average capital employed (the combined values of debt, shareholders' equity, and noncontrolling interests). Innovex 2020 ROCE excludes post 2020 audit private to public company accounting write-down of $43 million.

6

DRIL-QUIP / INNOVEX

Dramatic Increase In Profitability and Free Cash Flow Synergies drive immediate accretion; complementary portfolios provide further upside 1 1 2023 Adjusted EBITDA ($mm) 2023 Adjusted EBITDA Margin $265 26% $221 21% $191 18% 12% $59 DRQ Combined Combined Target DRQ Combined Combined Target Company Company + Upside Company Company + Upside Run Rate Cost Run Rate Cost Synergies Synergies 2023 Free Cash Flow Per Share ($/share) 2023 Earnings Per Share ($/share) $1.04 $1.73 $0.87 $1.44 $0.52 $1.10 $(0.70) $0.02 DRQ Combined Combined Target DRQ Combined Combined Target Company Company + Upside Company Company + Upside Run Rate Cost Run Rate Cost Synergies Synergies Note: Metrics include $30 million of run rate pre-tax synergies and assume a 21% tax rate. Financial metrics exclude potential impact of purchase price adjustments. Adj. EBITDA, Adj. EBITDA Margin, and Free Cash Flow are non-GAAP measures. We define Dril-Quip and Combined Company Adj. EBITDA margin as Adj. EBITDA divided by Revenue. We define Dril-Quip and Combined Company Free Cash Flow as Cash Flow from Operations less Purchase of PP&E. See appendix for reconciliation to nearest GAAP measures. | ¹ Dril-Quip 2023 Adj. EBITDA is pro 7 forma for full year impact of Great North.

Innovex Q1 Update Innovex Q1 Performance NAM Land Revenue and US Land Rig Count $100.0 $93.4 742 800 • Q1’24 total revenue $128mm, down 6% YoY $90.0 $80.9 700 602 $80.0 • NAM Land revenue declined 13% YoY vs. 19% decline in 600 $70.0 US Land Rig Count 500 $60.0 $50.0 400 • International & Offshore revenue growth of 11% YoY due to $40.0 300 growth in Saudi, US GOM and Brazil $30.0 200 $20.0 • Adj. EBITDA $32.5mm, up 10% YoY 100 $10.0 $- 0 • Adj. EBITDA margin improvement from 22% in Q1’23 to Q1'23 Q1'24 25% in Q1’24 primarily due to improvement in NAM Land Revenue US Land Rig Count manufacturing efficiency Quarterly Revenue & EBITDA Performance International & Offshore Revenue $150 50% $47.1 $50 $135.6 $128.0 $42.3 $45 $125 40% $40 $100 $35 30% $30 $75 $25 20% $50 $20 $32.5 $29.5 $15 10% $25 $10 $5 $- – Q1'23 Q1'24 $- Revenue Adj. EBITDA Adj. EBITDA Margin % Q1'23 Q1'24 Note: Rig Count metrics per Baker Hughes 8

A Complementary Portfolio of Curated, High Margin Onshore Products & Services

Represents ~2%[1] of the cost of an average North American land well

Our Onshore Wellbore



Wellhead Penetrator
Wellhead Solutions
Expandable and
Conventional Liner Hanger
Stage Tools
Cementing Plugs
Inflatable Packers
Centralizers
Toe Sleeve
Frac Plugs
Float Equipment
Reamer Shoes

Product Legend

- INNOVEX
- DRIL-QUIP

Complementary Business Model

- ✓ *Big Impact, Small Ticket*
- ✓ *Single use / consumable products*
- ✓ *Durably high margins / low capital intensity*
- ✓ *>50% revenue from products with top-3 market position*

Growth Upsides

- ✓ *Leverage Innovex's leading U.S. infrastructure to expand Dril-Quip's wellhead business in the U.S. onshore market*
- ✓ *Leverage Dril-Quip's strong Canadian infrastructure to grow Innovex's onshore product suite in Canada*

[1] Illustrative Permian, Delaware well via Rystad Energy, excluding facility costs.

9

A Complementary Portfolio of Curated, High Margin Offshore Products & Services

Core products represent ~4%[1] of the cost of an average offshore well

Our Deepwater Subsea Wellbore

Product Legend
- ■ INNOVEX
- ■ DRIL-QUIP



Subsea Wellheads
Deepwater Centralization Technologies
High Performance Casing Connectors
Expandable and Conventional Liner Hangers
SwivelMaster
Deepwater Cementing Tool Systems

Complementary Business Model

- ✓ ***Big Impact, Small Ticket***
- ✓ ***Single use / consumable products***
- ✓ ***Sustained growth in high moat markets***
- ✓ ***>50% revenue from products with top-3 market position***

Growth Upsides

- ✓ ***Package Innovex's casing mounted equipment with Dril-Quip's deepwater liners, wellheads and connectors***
- ✓ ***Leverage combined footprint in the Middle East to drive faster growth***

[1] AFE excludes subsea production systems.

10

DRIL-QUIP / INNOVEX

Magnet for Customer Led Innovation Unique No Barriers culture underpins relentless, proven innovation cycle The Technology Feedback Loop Recent Results of Innovation Model Engineering + R&D Prototyping + Rapid Customer Feedback Response Manufacturing Technical Sales / Direct-to-End User Field Service Product Sales Large Deepwater producer required Large Permian producer wellhead qualified liner required more capable hanger seal to facilitate liner system for longer Iterative process of engineering, manufacturing and field trials to larger tubing sizes and complex laterals solve customer challenges production rates 11

Meaningful Opportunities for Revenue Synergies Multiple ways to win across joint global footprint Commercial Synergy Opportunities Global Geographic Footprint¹ ü Increase global scale and footprint in growing markets (Saudi Arabia, Mexico, Brazil, Guyana, Namibia) ü Grow Innovex’s product suite in Canada by leveraging Dril-Quip infrastructure Innovex Dril-Quip ü Leverage Dril-Quip brand name and customer relationships in offshore / subsea market to sell Innovex products globally 2 Pro Forma 2023 Revenue By Region ü Combine Innovex product suite with Dril-Quip liner hanger offerings n International / 44% Offshore Global and Diversified 56%n North American 3 Onshore ü Market Dril-Quip’s onshore wellheads (Great North) into U.S. market using Innovex well-established infrastructure ¹ Locations do not represent an exhaustive list. ² Dril-Quip 2023 revenue is pro forma for full year impact of Great North. ³ Includes U.S. and Canada. 12

Significant Cost Synergy Opportunities Meaningful value creation Total Annual Cost Synergies: At least $30mm, anticipate 50% realized within 12 months, 100% realized within 24 months 1 Duplicative Corporate Functions Opportunities Enhance Strong, Competitive Margin 21% 2 Indirect Costs 18% 3 Manufacturing Optimization 4 Enhance Product Lines and Operations 5 Supply Chain and R&D Efficiency Combined Company Combined Company + 6 Facilities and Other Opportunities Run Rate Cost Synergies Note: Pro forma 2023 Adj. EBITDA includes $30 million of run rate pre-tax synergies. Adj. EBITDA is a non-GAAP measure that we define as net income before interest expense, income tax expense, depreciation and amortization, and other expense, net, further adjusted to exclude certain items which Innovex and Dril-Quip believe are not reflective of our ongoing performance or which are non-cash in nature. See appendix for reconciliation to nearest GAAP measures. | ¹ 2023 Adj. EBITDA for Combined Company includes full year impact of Great North. 13 2023 Adj. EBITDA Margin¹

Next Steps: Ignite and Invigorate the Combined Company Embrace a singular No Barriers corporate culture Leverage legacy Dril-Quip technology, brand and expertise Radically simplify combined business Drive outsized organic growth by leveraging complementary products, technologies, infrastructure and customer relationships Create the leading well centric product and technology company Execute on generationally attractive M&A opportunity set 14

Appendix: Supplemental Materials

Key Transaction Details

Transaction Structure and Pro Forma Ownership	• All-stock merger • Dril-Quip shareholders: ~52% • Innovex shareholders: ~48% • Dril-Quip expects to issue, in aggregate, ~33mm shares[1]

Board of Directors and Governance	• 9 member Board (including CEO):
	  • 4 Independent Directors from Dril-Quip
	  • 4 Directors from Innovex (including 2 independents)
	• John V. Lovoi (current Dril-Quip Chairman) to serve as Chairman of the combined company
	• Adam Anderson (Innovex) to be CEO and Kendal Reed (Innovex) to be CFO of the combined company
	• Amberjack Capital Partners agreed to certain shareholder restrictions and will have specified director nomination rights and customary registration rights

Corporate Name and Trading Venue	• Combined company to be named Innovex International, Inc. • Combined company expected to trade on NYSE under new symbol INVX
Closing and Approvals	• Unanimously approved by the boards of directors of both companies • Subject to Dril-Quip shareholder approval, regulatory approvals and satisfaction of other customary closing conditions • Expected to close in the third quarter of 2024

[1] Represents illustrative share issuance based on Dril-Quip's common shares, restricted shares and PSUs currently outstanding. Actual number of shares issued shall be determined at transaction close.

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Overview of Innovex Today Leading provider of engineered mission critical and single use products Summary 2023 Innovex Revenue by End Market • Global leader in well-centric engineered products and technologies – sold products in 70 countries in 2023 14% 42% • Provides mission critical products that are single use in nature 66% 34% 20% • Proven high margin, capital-light business model 24% • Diversified exposure across the well lifecycle 1 n North American Onshoren Middle Eastn U.S. GOM n International / Offshoren Latin American Rest of World 2 2023 Innovex Revenue by Well Lifecycle 2018 – 2023 Innovex Adjusted EBITDA ($mm) 2 Adjusted EBITDA Margin : 21% 22% 15% 14% 22% 24% $132 30% n Well Construction 40% $102 n Well Completions $71 n Well Production and $59 Intervention $41 $29 30% 2018 2019 2020 2021 2022 2023 ¹ Includes U.S. and Canada. ² Adj. EBITDA and Adj. EBITDA Margin are non-GAAP measures. See appendix for reconciliation to nearest GAAP measures. 17

Combined Net Income to Adjusted EBITDA Reconciliation 2023 Dril-Quip Innovex Cost Synergies Pro Forma ($ in millions) Net Income $1 $74 $24 $98 (+) Net Interest Expense (8) 6 -- (3) (+) Income Tax Provision 13 20 6 40 (+) Depreciation and Amortization Expense 30 23 -- 53 1 3 (-) Other Expense / (Income) 13 (2) -- 10 (+) EBITDA Contribution from Minority Investment -- 5 -- 5 (+) Great North PF Adjustment 13 -- -- 13 2 4 (+) Non-Recurring Expenses (2) 7 -- 5 Adjusted EBITDA $59 $132 $30 $221 See Disclaimer-Financial Information; Non-GAAP Financial Measures. | ¹ Includes stock-based compensation, change in fair value of earn-out liability and other expense. ² Includes restructuring, acquisition costs, gain on asset sale, and gain / loss on foreign currency. ³ Primarily represents foreign currency exchange gain/loss, the elimination of earnings from minority investment, and other non-operating items. ⁴ Reflects stock-based compensation, transaction related expenses, acquisition integration expenses, and IPO preparation 18 expenses.

Combined Free Cash Flow Reconciliation 2023 1 Dril-Quip Innovex Cost Synergies Pro Forma ($ in millions) Cash Flow From $8 $76 $24 $107 Operating Activities Purchase of Property, (33) (15) -- (48) Plant, and Equipment Free Cash Flow ($25) $60 $24 $59 ¹ Reflects 21% tax rate assumption and assumes 100% of book tax impact of synergies applied to cash taxes. 19

Innovex Reconciliation to Non-GAAP Metrics Adjusted EBITDA and Adjusted EBITDA Margin 2 2 2 Q1’24 2023 2022 2021 2020 2019 2018 ($ in millions) Revenue $128 $556 $467 $295 $189 $325 $277 Net Income 74 63 10 (5) 32 35 16 Interest Expense 1 6 4 2 2 4 4 Income Tax Expense 5 20 10 4 2 9 (4) Depreciation and Amortization 5 23 18 18 24 22 19 EBITDA $27 $123 $95 $34 $23 $68 $54 1 Other Expense, Net (0) (2) (0) (2) (1) (2) 0 3 Other Adjustments 6 12 7 9 7 5 4 Adjusted EBITDA $132 $102 $41 $29 $71 $59 $33 Adjusted EBITDA Margin 25% 24% 22% 14% 15% 22% 21% ¹ Primarily represents foreign currency exchange gain/loss, gain/loss related to disposal of assets, elimination of equity income/loss from minority investment, and other non-operating 3 items. ² 2020, 2019 and 2018 financial information has not been audited in accordance with PCAOB standards. Represents IPO preparation costs, our percentage ownership interest in the EBITDA of our minority investment, transaction and acquisition integration expenses, and certain other non-recurring or non-cash items. 20

Dril-Quip Reconciliation to Non-GAAP Metrics Adjusted EBITDA and Adjusted EBITDA Margin 2023 2022 2021 2020 2019 2018 ($ in millions) Revenue $478 $362 $322 $365 $415 $385 Net Income 1 (2) (128) (31) 2 (96) Interest Expense (8) (4) 0 (2) (8) (8) Income Tax Expense 13 6 3 (31) 9 (19) Depreciation and Amortization 30 29 30 32 34 35 1 Other Expense, Net 13 (10) 95 50 1 91 Stock Based Compensation 11 10 15 13 16 13 Adjusted EBITDA $59 $30 $15 $32 $54 $17 Adjusted EBITDA Margin 12% 8% 5% 9% 13% 5% Note: 2023 Revenue and Adj. EBITDA are pro forma for full year impact of Great North. | ¹ Primarily represents impairments, restructuring and other charges, gain on sale of property, plant, and equipment, foreign currency transaction gain, and acquisition cost. 21

Innovex Reconciliation to Non-GAAP Metrics Return on Capital Employed (ROCE) 2 2 2 2023 2022 2021 2020 2019 2018 ($ in millions) Income From Operations $97 $77 $14 ($1) $44 $35 Income Tax Expense 20 10 4 2 9 (4) Operating Profit After Tax $77 $67 $10 ($3) $34 $39 Beginning Debt 90 39 26 65 83 63 Beginning Equity 251 181 91 135 51 31 Ending Debt 51 90 39 26 65 83 Ending Equity 329 251 181 130 135 51 Average Capital Employed $360 $280 $168 $178 $167 $114 1 ROCE 21% 24% 6% (2)% 21% 34% ¹ 2020 ROCE excludes post 2020 audit private to public company accounting write-down of $43 million. ² 2020, 2019 and 2018 financial information has not been audited in accordance with PCAOB standards. 22

Dril-Quip Reconciliation to Non-GAAP Metrics Return on Capital Employed (ROCE) 2023 2022 2021 2020 2019 2018 ($ in millions) Income From Operations $5 $0 ($125) ($64) $3 ($123) Income Tax Expense 13 6 3 (31) 9 (19) Operating Profit After Tax ($8) ($6) ($128) ($32) ($6) ($103) Beginning Debt 0 0 0 0 0 0 Beginning Equity 872 897 1,042 1,091 1,096 1,294 Ending Debt 0 0 0 0 0 0 Ending Equity 881 872 897 1,042 1,091 1,096 Average Capital Employed $877 $885 $969 $1,066 $1,093 $1,195 ROCE (1)% (1)% (13)% (3)% (1)% (9)% 23